PHILIP K. HOLL

SENIOR VICE PRESIDENT

ASSOCIATE GENERAL COUNSEL

August 12, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TCW FUNDS, INC., FILE NO. 333-175155
FORM N-14 PRE EFFECTIVE Amendment No. 2

Dear Sir or Madam:

Included herewith for filing on behalf of TCW Funds, Inc. (the “Company”), is Pre-effective Amendment No. 2 to the Form N-14 relating to the proposed reorganization of TCW Large Cap Growth Fund into the TCW Select Equities Fund. The pre-effective amendment is marked to show changes.

Please contact me at (213) 244-0290 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ Philip K. Holl
Philip K. Holl
Secretary